 Exhibit 99.1

Goldcorp Announces Sunset Clause Expiry Date on Outstanding Canplats Resources Corporation Shares

TSX: G NYSE: GG

(All Amounts in Canadian dollars unless stated otherwise)

VANCOUVER, Dec. 15, 2015 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) would like to remind holders of shares of Canplats Resources Corporation ("Canplats"), that the sunset clause on exchanging Canplats shares for cash consideration expires on February 4, 2016 ("Deadline").  On February 4, 2010 ("Effective Date"), Goldcorp completed the acquisition of all the outstanding shares of Canplats under a Plan of Arrangement.

Under the Plan of Arrangement, holders of Canplats shares were entitled to receive $4.60 in cash for each Canplats Shares held.  In addition, holders of Canplats share were entitled to receive a distribution from Canplats of one share in a new exploration company ("Newco") with a notional value of $0.20 for total consideration of $4.80 per share.

Under the Plan of Arrangement, the sunset clause provision provides that any certificate that represented outstanding Canplats shares immediately before the effective date of the Plan of Arrangement and which has not been surrendered on or before the Deadline, will cease to represent any claim against or interest of any kind or nature in Canplats, Newco or Goldcorp and any persons who tender certificates for Canplats shares after the sixth anniversary of the Effective Date will not receive any cash or other compensation and will not own any interest in Canplats or Newco.

To receive cash consideration and the certificates representing Newco shares, registered Canplats shareholders must submit their Canplats share certificates, together with completed letters of transmittal, to the depository, Computershare Investor Services Inc. ("Computershare"), (P.O. Box 7021, 31 Adelaide Street East, Toronto, Ontario M5C 3H2, Attention:  Corporate Actions) or by hand/courier (100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, Attention:  Corporate Actions).  Registered Canplats shareholders who have not received letters of transmittal should contact Computershare at 1-800-564-6253 or (514) 982-7555.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas.  A portfolio of long-lived, high-quality assets positions the Company to deliver long-term value.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, development at existing mines, permitting timelines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, the completion of technical studies and reports, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  or "does not expect", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon certain estimates and assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous estimates and assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, increased costs, delays, suspensions and technical challenges associated with capital projects, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead, zinc and other commodities; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2014 available at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included or incorporated by reference in this document, except in accordance with applicable securities laws.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 19:42e 15-DEC-15